UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                 -----------------------------------------------

                                  SCHEDULE 13D

                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                                MIDWAY GAMES INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   598-148-104
                                 (CUSIP Number)

                               Sumner M. Redstone
                                 200 Elm Street
                           Dedham, Massachusetts 02026
                            Telephone: (781) 461-1600
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                October 21, 1998
             (Date of Event which Requires Filing of this Statement)


            ---------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.

CUSIP No. 598-148-104

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
               SUMNER M. REDSTONE
     ---------------------------------------------------------------------------
               S.S. No.
     ---------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of Group (See Instructions)
     /  / (a)
               -----------------------------------------------------------------
     /  / (b)
               -----------------------------------------------------------------

(3)  SEC Use Only
                    ------------------------------------------------------------

(4)  Sources of Funds (See Instructions)             PF
                                        ----------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e).
                    ------------------------------------------------------------

(6)  Citizenship or Place of Organization         United States
                                         ---------------------------------------

- --------------
Number of           (7)  Sole Voting Power             4,692,865
  Shares                                          ------------------------------
Beneficially        (8)  Shared Voting Power
 Owned by                                         ------------------------------
   Each             (9)  Sole Dispositive Power        4,692,865
 Reporting                                        ------------------------------
Person With         (10) Shared Dispositive Power
- --------------                                    ----------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                    8,865,636*
     ---------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                         -------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)     23.69%
                                                       -------------------------

(14) Type of Reporting Person (See Instructions)            IN
                                                  ------------------------------

CUSIP No. 598-148-104

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
               NATIONAL AMUSEMENTS, INC.
     ---------------------------------------------------------------------------
                I.R.S No.  04-2261332
     ---------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of Group (See Instructions)
     /  / (a)
               -----------------------------------------------------------------
     /  / (b)
               -----------------------------------------------------------------

(3)  SEC Use Only
                    ------------------------------------------------------------

(4)  Sources of Funds (See Instructions)          N/A
                                        ----------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e).
                    ------------------------------------------------------------

(6)  Citizenship or Place of Organization         Maryland
                                         ---------------------------------------

- --------------
Number of           (7)  Sole Voting Power             4,172,771
  Shares                                          ------------------------------
Beneficially        (8)  Shared Voting Power
 Owned by                                         ------------------------------
   Each             (9)  Sole Dispositive Power        4,172,771
 Reporting                                        ------------------------------
Person With         (10) Shared Dispositive Power
- --------------                                    ----------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                    4,172,771
     ---------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                         -------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)     11.15%
                                                       -------------------------

(14) Type of Reporting Person (See Instructions)            CO
                                                  ------------------------------

Item 1.   Security and Issuer.
          --------------------

          This Amendment No. 1 amends the Statement on Schedule 13D filed with the SEC on April 15, 1998 by Mr. Sumner M. Redstone and National Amusements, Inc. ("NAI") with respect to the voting common stock, $.01 par value per share (the "Common Shares"), of Midway Games Inc. (the "Issuer"), a Delaware corporation, with its principal executive office located at 3401 North Carolina Avenue, Chicago, IL 60618.


Item 2    Identity and Background.
          ------------------------

          Item 2 is hereby amended to reflect changes in Schedule I attached hereto.


Item 3.   Source and Amount of Funds or Other Consideration.
          --------------------------------------------------

          Item 3 is hereby amended and supplemented as follows:

          The Common Shares were acquired by Mr. Redstone using personal funds.


Item 4.   Purpose of Transaction.
          -----------------------

          Item 4 is hereby amended and supplemented as follows:

          The Common Shares were acquired by Mr. Redstone for the purpose of investment.

          The Reporting Persons have previously received governmental approval pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 to purchase additional Common Shares so that their aggregate holding may exceed 25%, but not equal or exceed 50% of the outstanding Common Shares.


Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

          Item 5 is hereby amended as follows:

          (a) NAI is currently the beneficial owner, with sole dispositive and voting of 4,172,771 Common Shares, or approximately 11.15%, of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of September 15, 1998).

          (b) Mr. Sumner M. Redstone is currently the beneficial owner, with sole dispositive and voting power, of 4,692,865 shares, or approximately 12.5%, of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of September 15, 1998). As a result of his stock ownership in NAI, Mr. Sumner M. Redstone is deemed the beneficial owner of an additional 4,172,771 shares of the issued and outstanding Common Shares of the Issuer, for a total of 8,865,63 Common Shares, or approximately 23.69% of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as September 15,
                    1998).

          (c) Ms. Shari Redstone, a director and executive officer of NAI, is currently the beneficial owner, with sole dispositive and voting power of 9,581 shares, or less than 1% of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of the Record Date).

          (d) Mr. Philippe P. Dauman, a director of NAI, is currently the beneficial owner, with sole dispositive and voting power of 5,988 shares, or less than 1% of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as September 15, 1998).

          (e) Mr. George Abrams, a director of NAI, is currently the beneficial owner, with sole dispositive and voting power of 2,395 shares, or less than 1% of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of September 15, 1998).

          Transactions  effected  since the filing of the  Statement on Schedule
13D on April 15, 1998.
     DATE           NO. OF SHARES         PRICE          WHERE AND HOW EXECUTED
     ----           -------------        -------         ----------------------
    9/01/98             5,000            $10.0000            Bear, Stearns,
                                                          New York, New York
    9/01/98             1,300            $10.0000                  "
    9/01/98             5,000            $10.1250                  "
    9/01/98             4,500            $10.2500                  "
    9/01/98             2,000            $10.5625                  "
    9/01/98            20,000            $10.6250                  "
    9/01/98             5,000            $11.0625                  "
    9/01/98             5,000            $11.2500                  "
    9/02/98             6,000            $11.5000                  "
    9/02/98               100            $11.4375                  "
    9/02/98             1,600            $11.3125                  "
    9/02/98             2,300            $11.3750                  "
    9/03/98            15,000            $11.0625                  "
    9/04/98            20,000            $11.2500                  "
    9/08/98            15,000            $12.0000                  "
   10/15/98            86,500            $10.1250                  "
   10/15/98            13,500            $10.2500                  "
   10/16/98            25,000            $11.0000                  "
   10/16/98           100,000            $11.1250                  "
   10/21/98            60,000            $12.0000                  "
   10/21/98             3,000            $12.5000                  "
   10/21/98            15,000            $12.6250                  "
   10/22/98            50,000            $12.5000                  "
   10/22/98            50,000            $12.2500                  "


                  All of the above transactions were purchases.

                                   Page 5 of 7

                                   Signatures


          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(f)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.



October 22, 1998                        /S/  Sumner M. Redstone
                                        ------------------------
                                        Sumner M. Redstone,
                                        Individually



                                        National Amusements, Inc.


                                        By:       /S/  Sumner M. Redstone
                                                  ------------------------
                                        Name:     Sumner M. Redstone,
                                        Title:    Chairman, President and
                                                  Chief Executive Officer

                                   Schedule I
                               Executive Officers
                               ------------------
                                                                                Name and Address
                                                                                of Corporation or
                      Business or                    Principal Occupation       Other Organization
Name                  Residence Address              or Employment              in which Employed
- ----                  -------------------            ----------------------     ------------------

Sumner M. Redstone*   Viacom Inc.                    Chairman of the Board,     National Amusements, Inc.
                      1515 Broadway                  Chief Executive Officer    200 Elm Street
                      New York, NY  l0036            of Viacom Inc., Chairman   Dedham, MA  02026
                                                     of the Board, President
                                                     and Chief Executive
                                                     Officer of National
                                                     Amusements, Inc.

Shari Redstone*       National Amusements, Inc.      Executive Vice President   National Amusements, Inc.
                      200 Elm Street                 of National Amusements,    200 Elm Street
                      Dedham, MA  02026              Inc.                       Dedham, MA  02026

Jerome Magner         National Amusements, Inc.      VP and Treasurer of        National Amusements, Inc.
                      200 Elm Street                 National Amusements, Inc.  200 Elm Street
                      Dedham, MA  02026                                         Dedham, MA  02026

                                    DIRECTORS
                                   ----------

George S. Abrams      Winer & Abrams                 Attorney                   Winer & Abrams
                      60 State Street                                           60 State Street
                      Boston, MA  02109                                         Boston, MA  02109

David Andelman        Lourie and Cutler              Attorney                   Lourie and Cutler
                      60 State Street                                           60 State Street
                      Boston, MA  02109                                         Boston, MA  02109

Philippe P. Dauman    Viacom Inc.                    Deputy Chairman and        Viacom Inc.
                      1515 Broadway                  Executive Vice President   1515 Broadway
                      New York, NY  l0036            of Viacom Inc.             New York, NY  l0036

Martin Davis          Wellspring Associates Inc.     President of Wellspring    Wellspring Associates Inc.
                      620 Fifth Avenue               Associates                 620 Fifth Avenue
                      New York, NY  10020                                       New York, NY  10020

Brent D. Redstone     Davis, Graham and Stubbs, LLP  Director of National       National Amusements, Inc.
                      370 Seventeenth Street         Amusements, Inc.           200 Elm Street
                      Suite 4700                                                Dedham, MA  02026
                      Denver, CO 80202

Phyllis Redstone      98 Baldpate Hill Road          N/A                        N/A
                      Newton Centre, MA  02159
                      (Residence)

- -------------------
*Also a Director

                                   Page 7 of 7